UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number:	1-13776

CUSIP Number:	395379308

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

GreenMan Technologies, Inc.

Full name of Registrant

N/A

Former name if applicable

205 S. Garfield

Address of Principal Executive Office (Street and Number)

Carlisle, Iowa 50047

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).  [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

On November 17, 2008, the Registrant along with its two wholly owned subsidiaries, GreenMan Technologies of Iowa, Inc. and GreenMan Technologies of Minnesota, Inc. (together, the “Sellers”) completed the sale of substantially all assets of the Sellers related to the businesses of tire collection, disposal, shredding, processing, recycling and sale of used tires located primarily in Iowa and Minnesota to a third party. Additional time is required in order to finalize the accounting for this divestiture as it impacts September 30, 2008 yearend information and to prepare and file the Registrant’s Form 10K-QSB for the fiscal year ended September 30, 2008.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles E. Coppa, CFO	781	224-2411
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the fiscal year ended September 30, 2008 increased approximately $6.5 million to $26.7 million (including approximately $3.5 million associated with our Welch Products subsidiary which was acquired on October 1, 2007) as compared to approximately $20.2 million for the fiscal year ended September 30, 2007. The Registrant anticipates reporting income from continuing and discontinued operations before income taxes of approximately $2.6 million (including income from discontinued operations of $2.4 million associated with a one time, non-cash gain resulting from the de-consolidation of our inactive Georgia subsidiary which filed Chapter 7 bankruptcy during the fiscal year ended September 30, 2008) for the fiscal year ended September 30, 2008 as compared to income from continuing and discontinued operations before income taxes of a approximately $410,000 for the fiscal year ended September 30, 2007.

GreenMan Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2008	By /s/ Charles E. Coppa
Name: Charles E. Coppa
Title: Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).